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                                                                     Exhibit 2.3


                 AMENDMENT TO ASSET AND SHARE PURCHASE AGREEMENT
                        DATED 2 JUNE 1999 BY AND BETWEEN
                 CENTURION INTERNATIONAL, LIMITED ("BUYER") AND
                 SIGMA WIRELESS TECHNOLOGIES LIMITED ("SELLER")


Whereas, Buyer and Seller are parties to an Asset and Share Purchase Agreement (the "Agreement"); dated 2 June 1999 and

Whereas, Buyer and Seller wish to make certain modifications to said Agreement;

Therefore, Buyer and Seller agree as follows:

1. Except as described below, all of the terms of the Agreement are incorporated and restated herein in their entirety and continue to be in full force and effect.

2.       Schedule 1 to the Agreement is hereby deleted and replaced with
         Schedule 1, as attached hereto.

3.       Clause One of Schedule 1 to the Agreement is deleted in its entirety.

4.       Section 3.6 of the Agreement is hereby added and will read as follows:

         3.6 Post-Closing Covenants of Seller. After the closing, except upon Seller's receipt of Buyer's prior written waiver, Seller will take all those actions set forth on Schedule 3.6 hereto. All costs, expenses and liabilities (of any nature whatsoever, whether accrued, absolute or contingent, whether known or unknown, whether disclosed or undisclosed, whether due or to become due and regardless of when or by whom alleged), arising from the Seller's compliance with this post-closing covenant, will be borne by the Seller as an Excluded Liability and the Buyer will be indemnified for such additional Excluded Liability pursuant to Article VIII of the Agreement.

5. Section 10.15 of the Agreement is hereby added and will read as follows:

         Licence of Premises. Buyer grants to Seller a licence to use Buyer's existing premises in Aylesbury for a period to run from 5 July 1999 to 1 October 1999. The license fee arising from such license of premises will be GBP 560 payable by Seller to Buyer within three days of the commencement of the license of premises. Seller shall be liable for any deterioration in the condition of the premises from the date of occupation. Such deterioration to be apparent from the condition of the property agreed by Buyer and Seller on 5 July 1999.

6.       Section 10. 16 of the Agreement will be added and will read as follows:
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         Use of Anechoic Chamber. The anechoic chamber remains the property of the Seller. The parties agree not to remove the chamber for a period of 2 months from the date of Closing, during which time it will be shared between Buyer and Seller personnel. Seller and Buyer will each have 2 nominated days per week for exclusive access to the chamber. Fifth day usage to be agreed on a week-by-week basis. Any alteration to the agreed schedule will be based on 2-days notice. No changes are to be made to the chamber that would render it unsuitable for use by the Seller. Bill Tang will provide training as required (up to 8 hours) to train Buyer personnel on chamber operations.

         Seller will remove (and is permitted by Buyer to remove) the chamber to its own premises on the 2-month anniversary of the Closing. For the following 2 months, Buyer personnel will have similar access as above, but subject always to 2-days prior notice.

7.       Section 10. 17 of the Agreement will be added and will read as follows:

         Sales Handover. Seller has provided Buyer with original copies of all outstanding BPO's and PO's from Motorola. Seller will also provide copies of all quotations, etc. outstanding. Seller personnel will introduce nominated Buyer or Target personnel to the following accounts: Motorola, Flensberg and Easterinch, Sensei/Vtech, and Nokia.

         All travel expenses of Seller's personnel for these introductions shall be paid for by the Buyer. It is agreed that existing Target customers who buy a basket of products of Seller including moulded portable products will continue to be managed by Seller with all moulded products acquired from Buyer on commercial terms to be agreed. However all OEM moulded portable contracts will be handled by Buyer directly. All new enquiries will be handed off to the appropriate company within one (1) working day.

8.       Section 10. 18 of the Agreement will be added and will read as follows:

         Documentation, Information and Computer Systems. The parties agree that separation of all documentation and information relating to the Business has not yet occurred. Both parties will work diligently over the next two months (or sooner if possible) to ensure that all necessary documentation needed by the other company to operate the business, whether on file or on computer, is transferred, subject to the agreed intellectual property position. After the two-month period, all documents that have been identified as the intellectual property of the other company will be removed from the system of the company holding the intellectual property.

9.       Section 10. 19 of the Agreement will be added and will read as follows:

         H Bottomley Noncompete. Seller will enforce its non-compete agreement against Mr. Howard Bottomley, but not at an excessive cost. This clause will not require Seller to take legal action against Mr. Bottomley if it deems it not to be cost effective.

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10.      Section 10.20 of the Agreement will be added and will read as follows:

         Engineering handover. John Garvey will be employed by Seller but continue to work almost exclusively for Buyer for up to a four-month period on the Sensei project. Ninety percent of his time and costs will be charged to the Buyer. The Seller will cause Brendan O'Brien to make up to 40% of his time available for a 3-month period on an "as needed" basis. Costs for Mr. O'Brien charged to the Buyer will be based on the amount of time provided. Travel costs will be charged to the Buyer at cost. Employment costs will be charged to the Buyer at cost plus 15% for both. If product support is required from Buyer personnel it will be charged on the same basis as above.

11.      Section 10.21 of the Agreement will be added and will read as follows:

         Machine Maintenance. Centurion personnel will identify by Friday 9 July 1999 any issues with the moulded machines in Aylesbury which would cause them not to be in a satisfactory or safe working condition. No issues arising as a result of operations after 7:00 a.m. on 5 July 1999 will be included.

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                                  SCHEDULE 3.6

The responsibility for customer corrective action related to Zap/Mod II components for defective threads supplied by Quantamatic Ltd. (the "Supplier") shall be the sole responsibility of Seller under the supervision of Joseph Moore. Seller's sales and quality departments will resolve qualification of re-worked parts by the customer. Daily updates to be provided to nominated Buyer personnel. The detailed work-out plan is as follows:

1. The approximately 500,000 unassembled studs, either in stock or with sub-assemblers will be returned to the Supplier and replaced with new good parts at Seller's expense. Seller will pursue a claim with the Supplier for its benefit.

2. The approximately 250,000 finished goods either in stock in Aylesbury or with Motorola will be screened at Seller's expense. Screening will take place in Aylesbury up to 7.00 a.m. on Monday 5 July 1999, at which time screening will be transferred to Dublin. It is intended to complete screening by Friday 12 July 1999, subject to obtaining returned product from Motorola in Flensberg and Easterinch in a timely fashion. In any event screening will take place as soon as practicable. Seller will obtain full sales value either from Motorola or Buyer for parts passed as good. Seller will agree with Buyer whether the goods should be shipped directly by Seller to Motorola or shipped via Buyer. Seller will pursue a claim with the Supplier for defective parts and the cost of re-work and any other damage suffered. If goods are returned via Buyer, Buyer will have the right to pre-inspect before shipping to Motorola.

3. There are approximately 128,000 sub-assemblies in the system. Seller will complete as many as possible into finished goods in Aylesbury at Seller's expense up to 7.00 a.m. on Monday 5 July 1999 and will screen these at Seller's expense. These finished items will be dealt with in the same manner as item 2 above.

         Any sub-assemblies remaining at 7.00 a.m. on Monday will be transferred to Buyer who will finish them. Seller will pay an agreed cost to Buyer for the added cost of gauging these as they are produced. Any defective units will be transferred to Seller to claim off the Supplier.

         Seller will replace a number of sub-assemblies which represents the difference between 128,000 and the number of good units obtained by Buyer from these parts post 5 July 1999.

4. Buyer will cooperate with Seller in their dealings with the Supplier to ensure that the Supplier settles any claim made by Seller. This clause will not require Buyer to continue to deal with the Supplier if it chooses not to. Any claim which Buyer may suffer from the Supplier arising out of the subject matter of this agreement will be defended but the costs of any such claim ultimately suffered by Buyer will be treated as an Excluded Liability as

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         set forth in this agreement.

5. Any future returns from Motorola of Seller or Target manufactured Zap/Modulus II components will be returned to Seller for screening and dealt with as set forth above.

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Executed as a Deed this 5 day of July, 1999.

EXECUTED as a Deed by
CENTURION INTERNATIONAL, LTD.


By: /s/ Gary L. Kuck
    ----------------------------------------
        Name:  Gary L. Kuck
        Title: President

By: /s/ V. Stoiljkovic
    ----------------------------------------
        Name: V. Stoiljkovic
        Title: Company Secretary


Present when the Common Seal of
SIGMA WIRELESS TECHNOLOGIES LTD.
was affixed hereto and EXECUTED as a Deed:


By: /s/ Peter Crowley
    ----------------------------------------
        Name:  Peter Crowley


By: /s/ Michael J. McGinley
    ----------------------------------------
        Name: Michael J. McGinley


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